Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the First Quarter Ended March 31, 2020

Highlights of the First Quarter of 2020:

■	Net revenues: $13.3 million in Q1 2020, as compared to $16.0 million in Q1 2019

■	Net loss: $8.3 million in Q1 2020, as compared to net loss of $8.6 million in Q1 2019

■	EBITDA[1]: $1.0 million in Q1 2020, as compared to $0.4 million in Q1 2019

■	Refinancing of $30.6 million of indebtedness

Recent developments:

■	New time charter agreement with Glencore for an additional Capesize vessel

■	Successful completion of equity capital markets transactions

■	Significant improvement of Capesize market fundamentals

June 25, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today its financial results for the first quarter ended March 31, 2020.

For the quarter ended March 31, 2020, the Company generated net revenues of $13.3 million, a 17% decrease compared to the first quarter of 2019. EBITDA for the quarter was approximately $1 million, compared to EBITDA of $0.4 million in the same period of 2019. Net loss for the first quarter was $8.3 million compared to net loss of $8.6 million in the first quarter of 2019. The daily Time Charter Equivalent (“TCE”)1 of the fleet for the first quarter of 2020 was $8,481, compared to $7,633 in the first quarter of 2019. The average daily OPEX of the fleet for the quarter was $5,566, which reflects an increase of 15% from $4,830 in the respective quarter of 2019 but is nonetheless in line with the daily OPEX recorded in the fourth quarter of 2019 of $5,584.

Shareholders’ equity at the end of the first quarter was $21.9 million, compared to $29.9 million as of December 31, 2019. Adjusted for our recent equity raising activities, our shareholders’ equity is $68.9 million. Please refer to the relevant capitalization table under ‘Recent Developments’.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“During the first quarter of 2020, the COVID-19 pandemic presented unprecedented challenges for societies, governments and businesses across the world. Under these circumstances, our main priority was the health and safety of our seagoing and office personnel. In addition, we ensured the smooth and uninterrupted commercial operations of our vessels and we successfully executed on steps to further strengthen our balance sheet.

Our fleet’s performance during the quarter was negatively impacted by the severe disruptions in iron ore trade resulting from the gradual shutdown of the global economy and industrial production as the pandemic was unfolding. Our daily TCE for the first quarter stood at $8,481, an increase of 11% compared to the TCE of the first quarter of 2019. We note that the average TCE of the Baltic Capesize Index (“BCI”) for the same period stood at $4,569 per day, a decrease of 48% compared with the same period in 2019.

In March 2020 we completed the previously announced refinancing of $30.6 million of indebtedness due in the first quarter of 2020, extending the maturities of two loan facilities secured by the M/V Leadership and M/V Squireship. In addition, we are finalizing discussions with existing and new lenders to address upcoming loan maturities. We expect to provide further details concerning our remaining maturities in subsequent updates.

We further expanded our business relationship with Glencore through the addition of a third vessel under a commercial arrangement that Seanergy has pioneered in the sector. The M/V Knightship was delivered to Glencore in May for a period of up to five years following her dry-docking and scrubber installation. Most importantly, 70% percent of our fleet is employed under index-linked time-charters, taking advantage of the steep improvement in Capesize rates.

In light of the weakness of the freight market and global economic uncertainty as the second quarter began, we successfully completed a series of public equity capital raisings to further strengthen our balance sheet. All such equity placements had strong institutional investor interest. Of the warrants issued in these offerings, almost all have been exercised to purchase common shares, and only a small number of Class D Warrants issued in an underwritten public offering on April 2, 2020 remain outstanding which represent less than 1.9% of the total warrants issued.

I also wanted to note that our share price declined through the first quarter of 2020 due to the unprecedented challenges faced in our sector. Even though the Nasdaq has granted us an extension until September 25, 2020 to comply with the minimum bid price, we have decided to proactively resolve this matter now. Therefore, our board of directors has determined to proceed with a reverse stock split expected to be effective on June 30, 2020. Such decision aims to restore the price of our shares to the range in which most of our dry-bulk peers trade. Notwithstanding the remaining time for our Company to regain compliance with the Nasdaq $1.00 minimum bid price and our confidence as to the positive developments in our sector, we believe that executing a reverse split at this time will encourage institutional interest in our stock in any future market recovery. We thank our shareholders for their support and loyalty during the previous challenging period for our sector and look forward to delivering shareholder value going forward in what we believe to be a significantly improved environment.

Looking forward towards the rest of 2020, strong steel demand in China, historically low iron ore inventories and the ongoing recovery of Brazilian iron ore exports are setting the tone for a much stronger Capesize market. Despite the weak performance of the market in the first two months of the second quarter, the average daily TCE of the Capesize index through June has improved to about $29,400 from levels as low as $2,000 in May. Provided that there are no additional export disruptions during the rest of the year, the Capesize market may closely track the positive second half of 2019.

Finally, Seanergy is well placed to benefit from the substantial improvement of the market with minimal upcoming dry-dockings and all vessels currently employed under spot charters or index-linked charters that are directly tied to the Capesize index. Moreover, Seanergy is well funded and in a position to capitalize on attractive opportunities at historically low asset values.”

Company Fleet:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment	Minimum T/C duration
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	3 years
Championship (2)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (3)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (4)	3 years
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (5)	3 years
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (6)	3 years
Knightship (7)	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked (8)	3 years
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked (9)	10 months
Fellowship	Capesize	179,701	2010	Daewoo	No	Voyage/Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Voyage/Spot

(1)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(2)
Sold to and leased back on a bareboat basis from a major commodity trading company on November 7, 2018 for a five-year period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time.

(3)
Chartered by Cargill from November 7, 2018 for a period of 60 months, with an additional period of 24 to 27 months at charterer’s option. The daily charter hire is based on the BCI plus a gross daily scrubber premium of $1,740. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(4)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $3,735. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(5)
Chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI plus a gross daily scrubber premium of $2,163.

(6)
Chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI plus a gross daily scrubber premium of $2,163.

(7)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 29, 2018 for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

(8)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI.

(9)
This vessel is being chartered by a dry bulk charter operator and was delivered to the charterer on April 23, 2020 for a period of minimum 10 to maximum 14 months. The daily charter hire is based on the BCI.

Fleet Data:

	Q1 2020	Q1 2019
Ownership days (1)	910	900
Operating days (2)	901	885
Fleet utilization (3)	99.0%	98.3%
TCE rate (4)	$8,481	$7,633
Daily Vessel Operating Expenses (5)	$5,566	$4,830

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2020	Q1 2019
Net revenues from vessels	13,339	16,013
Less: Voyage expenses	5,699	9,258
Net operating revenues	7,640	6,755
Operating days	901	885
TCE rate	8,481	7,633

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2020	Q1 2019
Vessel operating expenses	5,065	4,422
Less: Pre-delivery expenses	-	75
Vessel operating expenses before pre-delivery expenses	5,065	4,347
Ownership days	910	900
Daily Vessel Operating Expenses	5,566	4,830

Net Loss to EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2020	Q1 2019
Net loss	(8,343)	(8,643)
Add: Net interest and finance cost	5,688	6,236
Add: Depreciation and amortization	3,634	2,834
EBITDA	979	427

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2020	Q1 2019
Interest and finance costs, net	(5,688)	(6,236)
Add: Amortization of deferred finance charges	172	368
Add: Amortization of convertible note beneficial conversion feature	1,136	985
Add: Amortization of other deferred charges	153	110
Cash interest and finance costs	(4,227)	(4,773)

First Quarter and Recent Developments:

Finalization of $30.6 million refinancing

In March 2020 we entered into definitive documentation for the extension of the maturities of two loan facilities secured by the M/V Leadership and M/V Squireship from March 17, 2020 and November 10, 2021, respectively, to December 31, 2022. The underlying terms for both loan facilities remain substantially the same, while certain financial covenants and restrictions on dividend payments binding the Company have been cancelled.

Public offering and Registered direct offerings

Between April 1, 2020 and May 7, 2020, Seanergy undertook a series of equity raisings beginning with an underwritten public offering and followed by four registered direct offerings of common shares and concurrent private placements of warrants, raising approximately $30.1 million in gross proceeds in the aggregate.

Following Seanergy’s capital markets activity since the end of March, the Company’s capitalization table is as follows:

(amounts in thousands USD)	31 Mar 2020 (unaudited)	24 June 2020 (unaudited)
Debt:
Long-term debt (1)	201,596	200,212
Convertible notes (2)	15,767	15,767
Total debt	217,363	215,979

Total Shareholder’s equity (3)	21,897	68,944
Total capitalization (4)	239,260	284,923

(1)	Includes arrangement fees and various deferred charges and excludes all convertible notes.
(2)
Includes $3.4 million of the total outstanding $38.7 million in convertible notes that are classified under liabilities in accordance with the beneficial conversion feature guidance of U.S. GAAP. The balance of $12.4 million is the net non-cash amortization in accordance with the beneficial conversion feature guidance of U.S. GAAP.

(3)	Includes $35.3 million of the total outstanding $38.7 million in convertible notes that are classified under equity in accordance with the beneficial conversion feature guidance of U.S. GAAP.
(4)	Does not give any effect to the potential future exercise of warrants issued in the recent transaction or other outstanding warrants.

M/V Knightship scrubber installation and Glencore T/C

The M/V Knightship is the third of the Company’s vessels that was time-chartered by ST Shipping and Transport Pte. Ltd., (“ST Shipping”) following the M/V Premiership and the M/V Squireship. ST Shipping is a fully owned subsidiary of Glencore plc, a leading multinational commodity trading and mining company.

The time-charter commenced on May 15, 2020, immediately following completion of the scrubber installation on the vessel and extends for a period of 36 to 42 months. The daily hire of the T/C is based on the 5 T/C routes of the BCI.

The charterer has compensated the Company for 100% of the scrubber investment, including equipment and installation cost as well as for the associated off-hire days. In addition to the daily hire, the Company is entitled to additional revenue (profit-sharing) above a certain spread between the price of High and Low Sulphur Fuel Oil throughout the term of the charter.

Compliance with Nasdaq Minimum Bid Price

As previously announced, the Nasdaq on April 17, 2020, granted an extension to the grace period for regaining compliance with the minimum $1.00 per share bid price requirement from July 13, 2020 to September 25, 2020. However, in order to proactively resolve this matter, the Company’s Board of Directors (the “Board”) has determined to effect a 1-for-16 reverse split of the Company’s common stock. At the annual meeting of the shareholders of the Company held on October 17, 2019, the Company’s shareholders approved the reverse stock split by a ratio of not less than 1-for-2 and not more than 1-for-20 and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split.

The reverse stock split is expected to be effective, and the common stock to begin trading on a split-adjusted basis on the Nasdaq, at the opening of trading on June 30, 2020. When the reverse stock split becomes effective, every sixteen shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company’s common stock from approximately 480,050,689 shares to approximately 30,003,168 shares, to be adjusted for the cancellation of fractional shares. The exercise price, and the number of shares issuable on exercise, of the Company’s outstanding Class A, Class B and Class D warrants will adjust proportionately.

No fractional shares will be issued in connection with the reverse stock split. Registered shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share at a price equal to the fraction to which such shareholder would otherwise be entitled multiplied by the closing price of the common stock on the Nasdaq on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate.

The reverse stock split will not affect any stockholder's ownership percentage of the Company's common stock (except as a result of the cancellation of fractional shares), alter the par value of the Company's common stock, have any direct impact on the market capitalization of the Company, or modify any voting rights or other terms of the common stock.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after the effective date of the reverse stock split. Such beneficial holders may contact their bank, broker, or nominee for more information. Shareholders with shares held in certificated form will receive instructions from the exchange agent, Continental Stock Transfer & Trust Company, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on August 30, 2019, a copy of which is available at www.sec.gov.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2020	December 31, 2019*
ASSETS
Cash and restricted cash	6,182	14,554
Vessels, net	251,086	253,781
Other assets	14,118	14,216
TOTAL ASSETS	271,386	282,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	178,325	183,066
Convertible notes	15,767	14,608
Due to related parties	23,271	24,237
Other liabilities	32,126	30,782
Stockholders’ equity	21,897	29,858
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	271,386	282,551

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2020	2019
Revenues:
Vessel revenue, net	13,339	16,013
Expenses:
Voyage expenses	(5,699)	(9,258)
Vessel operating expenses	(5,065)	(4,422)
Management fees	(252)	(247)
General and administrative expenses	(1,359)	(1,686)
Depreciation and amortization	(3,634)	(2,834)
Operating loss	(2,670)	(2,434)
Other expenses:
Interest and finance costs	(5,688)	(6,236)
Other, net	15	27
Total other expenses, net:	(5,673)	(6,209)
Net loss	(8,343)	(8,643)

Net loss per common share, basic and diluted	(0.31)	(3.23)
Weighted average number of common shares outstanding, basic and diluted	27,194,564	2,674,885

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 11 years. The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com